M-real Corporation Stock Exchange Announcement 6.3.2006 at 3 p.m.

M-REAL'S ANNUAL REPORTS 2005 ARE PUBLISHED

M-real Corporation's Annual Reports for 2005 are published. The entity includes three reports: Annual Financial report, Corporate responsibility report and Annual review.

Annual Financial Report and Corporate responsibility report are available in English and Finnish. Annual review is available in English and Finnish, and in April also in French, German and Swedish.

Printed copies can be ordered from M-real's Corporate Communications by fax +358 10 469 4531 or by email corporate.communications@m-real.com.

Reports are also available as pdf-files at M-real´s website www.m-real.com.

M-REAL CORPORATION

Corporate Communications